UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 10)1

Rocky Mountain Chocolate Factory, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

774678403
(CUSIP Number)

AB Value Management LLC
Attn: Andrew Berger
208 Lenox Ave., #409
Westfield, NJ 07090
(855) 228-2583
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP NO. 774678403

1	NAME OF REPORTING PERSON AB Value Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW JERSEY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 224,855
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 224,855
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,855
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.67%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON AB Value Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 460,189*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 460,189*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 460,189*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.51%
14	TYPE OF REPORTING PERSON OO

*	Consists of the Shares owned directly by AB Value Partners and the Managed Account.

1	NAME OF REPORTING PERSON Bradley Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 440,021
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 440,021
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,021
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.18%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Andrew Berger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 460,189*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 460,189*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 460,189
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.51%
14	TYPE OF REPORTING PERSON IN

*	Consists of the Shares owned directly by AB Value Partners and the Managed Account.

1	NAME OF REPORTING PERSON Mark Riegel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Sandra Elizabeth Taylor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Rhonda J. Parish
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

The following constitutes amendment number 10 to the Schedule 13D filed by the undersigned (“Amendment No. 10”). This Amendment No. 10 amends the Schedule 13D, as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a) This statement is filed by:

(i) AB Value Partners, LP, a New Jersey limited partnership (“AB Value Partners”);

(ii) AB Value Management LLC, a Delaware limited liability company (“AB Value Management”), who manages each of AB Value Partners and a Managed Account;

(iii) Bradley Radoff (“Mr. Radoff”), a private investor based in Houston, Texas;

(iv) Andrew Berger (“Mr. Berger”), who serves as the managing member of AB Value Management; and as a nominee for the Board of Directors of the Issuer (the “Board”);

(v) Mark Riegel (“Mr. Riegel”), as a nominee for the Board;

(vi) Sandra Elizabeth Taylor (“Ms. Taylor”), as a nominee for the Board; and

(vii) Rhonda J. Parish (“Ms. Parish”), as a nominee for the Board (Ms. Parish, together with Messrs. Berger and Riegel and Ms. Taylor, the “Nominees” and each, a “Nominee”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Amendment No. 10.

(b) The address of the principal offices of each of AB Value Partners, AB Value Management and Mr. Berger is as follows: 208 Lenox Ave., #409, Westfield, NJ 07090. The address of the principal office of Mr. Radoff is as follows: 2727 Kirby Drive, Unit 29L, Houston, Texas 77098. The principal business address of Mr. Riegel is as follows: 11709 Roe Ave. Ste D239, Leawood, KS 66211. The principal business address of Ms. Taylor is as follows: 1909 Waterfront Place, #201, Pittsburgh, PA 15222. The principal business address of Ms. Parish is as follows: c/o AB Value, 208 Lenox Ave., #409, Westfield, NJ 07090.

(c) The principal business of AB Value Partners is investing in securities. The principal business of AB Value Management is to manage AB Value Partners. The principal occupation of Mr. Radoff is serving as a private investor based in Houston, Texas. The principal occupation of Mr. Berger is serving as the managing member of AB Value Management. The principal occupation of Mr. Riegel is serving as the President and CEO of FroDo Baking Company, LLC, a national manufacturer and distributor of frozen dough products, as well as other baked goods, to leading retailers. The principal occupation of Ms. Taylor is serving as the President and Chief Executive Officer of Sustainable Business International LLC, an independent consultancy she founded which specializes in environmental sustainability and social responsibility for global businesses. The principal occupation of Ms. Parish is serving as a Partner in the fractional general counsel practice at Atlanta-based law firm Taylor English Duma LLP.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) AB Value Management is organized under the laws of the State of Delaware. AB Value Partners is organized under the laws of the State of New Jersey. Each of Messrs. Radoff, Berger and Riegel and Mses. Taylor and Parish is a citizen of the United States of America.

Item 3.	Source and Amount of Funds of Other Consideration.

Item 3 is hereby amended and restated as follows:

The aggregate purchase price of the 460,189 Shares beneficially owned by AB Value Partners, AB Value Management and Mr. Berger is approximately $4,205,586 including brokerage commissions. The Shares beneficially owned by AB Value Partners and AB Value Management were acquired with working capital. The Shares directly owned by Mr. Berger were acquired with personal funds.

AB Value Partners and AB Value Management effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debt balances in the accounts.

The Shares purchased by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases unless otherwise set forth on Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 440,021 Shares beneficially owned by Mr. Radoff is approximately $3,185,807.37, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 7, 2021, the Reporting Persons issued a press release (the “September 7 Press Release”) to set the record straight about the Issuer’s recent governance changes and the Issuer’s settlement proposal and to urge stockholders to demand accountability by voting for the Nominees. The full text of the September 7 Press Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On September 13, 2021, the Reporting Persons filed a definitive proxy statement in connection with the Annual Meeting with the SEC to be used to solicit votes to elect each of the Nominees to the Board, and to approve the business proposal for consideration by stockholders at the Annual Meeting, which calls for the Issuer to redeem any poison pill previously issued and to abstain from adopting or extending any poison pill, unless such adoption or extension has been submitted to a stockholder vote, as a separate ballot item, within the previous twelve (12) months.

Also on September 13, 2021, the Reporting Persons issued a press release (the “September 13 Press Release”) exposing the half-truths contained in the Issuer’s proxy materials and encouraging stockholders to learn the facts and vote the BLUE proxy card to for the Nominees. The full text of the September 13 Press Release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On September 16, 2021, Mary Kennedy Thompson notified AB Value and the Issuer that she would not be standing for re-election as a director at the Annual Meeting and withdrew her consent to serve as a nominee of the Issuer and the Reporting Persons. Also on September 16, 2021, Ms. Thompson notified the Issuer of her resignation from her current role as a member of the Board.

On September 17, 2021, the Reporting Persons issued an investor presentation (which was supplemented on September 20, 2021) critiquing the Issuer’s current management, setting forth its plans to increase stockholder value at the Issuer, and showcasing the Nominees’ qualifications.

On September 20, 2021, the Reporting Persons issued a press release (the “September 20 Press Release”) commenting on the Board’s last-minute attempt to circumvent the stockholder franchise by reducing the number of directors on the Board from seven to six following Ms. Thompson’s resignation. The full text of the September 20 Press Release is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

On September 21, 2021, the Reporting Persons issued an investor presentation rebutting claims made in the Issuer’s investor presentation filed with the SEC on September 20, 2021.

On September 22, 2021, Rhonda J. Parish, Mark Riegel and Sandra Elizabeth Taylor issued a letter to stockholders (the “Stockholder Letter”) regarding their ability to address the Issuer’s business challenges and their commitment to strong corporate governance. The Reporting Persons announced the Stockholder Letter in a press release dated September 22, 2021 (the “September 22 Press Release”). The full text of the September 22 Press Release is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

On September 23, 2021, AB Value filed a complaint in the Court of Chancery of the State of Delaware against the Company and certain members of the Board to hold the Issuer accountable for its acts to disenfranchise stockholders by reducing the size of the Board from seven members to six members following Ms. Thompson’s resignation, which the Reporting Persons believe has deprived stockholders of the full and fair opportunity to exercise their right to vote for seven directors at the Annual Meeting.

On September 24, 2021, the Reporting Persons filed an amendment to their definitive proxy statement, providing certain updates to the proxy statement, including with respect to Ms. Thompson’s decision not to stand for election at the Annual Meeting.

Also on September 24, 2021, the Reporting Persons issued a press release (the “September 24 Press Release”) announcing a town-hall style meeting to be held on Monday, September 27, 2021, in which stockholders will have an opportunity to communicate directly with the Reporting Persons. The full text of the September 24 Press Release is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) Each Reporting Person’s beneficial ownership of the Common Stock as of the date of this Amendment No. 10 is reflected on that Reporting Person’s cover page. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 900,210 shares of Common Stock, representing approximately 14.70% of the issued and outstanding shares of Common Stock based upon 6,124,288 Shares outstanding as of August 12, 2021, which is the total number of Shares outstanding as reported in the Issuer’s definitive proxy statement filed on Schedule 14A with the Securities and Exchange Commission on September 9, 2021.

By virtue of their relationships with AB Value Partners discussed in further detail in Item 2, each of AB Value Management and Mr. Berger may be deemed to beneficially own the Shares owned by AB Value Partners. By virtue of their relationships with AB Value Management discussed in further detail in Item 2, each of AB Value Management and Mr. Berger may be deemed to beneficially own the Shares owned by the Managed Account. By virtue of his relationship with AB Value Management discussed in further detail in Item 2, Mr. Berger may be deemed to beneficially own the shares owned by AB Value Management.

(b) Each of AB Value Partners, AB Value Management and Mr. Berger share the power to vote and dispose of the Shares beneficially owned, respectively, by AB Value Partners and AB Value Management. Mr. Radoff has the sole power to vote or dispose of the 440,021 Shares beneficially owned by him. Mr. Riegel and Mses. Taylor and Parish do not have shared power to vote or dispose of any Shares.

(c) Except as set forth in Schedule A, none of the Reporting Persons has effected any transactions in the Shares since the filing of Amendment No. 9 to Schedule 13D on August 27, 2021.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1	Press Release, dated September 7, 2021
99.2	Press Release, dated September 13, 2021
99.3	Press Release, dated September 20, 2021
99.4	Press Release, dated September 22, 2021
99.5	Press Release, dated September 24, 2021

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2021

AB Value Partners, LP

By:	AB Value Management LLC
General Partner

By:	/s/ Andrew Berger
	Name:	Andrew Berger
	Title:	Manager

AB Value Management LLC

By:	/s/ Andrew Berger
	Name:	Andrew Berger
	Title:	Manager

/s/ Bradley L. Radoff
Name:	Bradley L. Radoff

/s/ Andrew Berger
Name:	Andrew Berger

/s/ Mark Riegel
Name:	Mark Riegel

/s/ Sandra Elizabeth Taylor
Name:	Sandra Elizabeth Taylor

/s/ Rhonda J. Parish
Name:	Rhonda J. Parish

Schedule A

Transactions in the Shares Since August 27, 2021

The following table sets forth all transactions with respect to the Common Stock effected since the filing of Amendment No. 9 to Schedule 13D on August 27, 2021.

Unless otherwise indicated, all such transactions were effected in the open market.

AB Value Partners, LP

None

AB Value Management LLC

None

Bradley L. Radoff

Date of Purchase	Price Per Share ($)	Net Shares of Common Stock Purchased
August 31, 2021	7.8931	34,999
September 1, 2021	7.9470	1,889
September 7, 2021	8.1998	12,448
September 8, 2021	8.2491	25,663
September 9, 2021	8.2706	28,624
September 24, 2021	7.4175	6,397

Andrew T. Berger

None

Mark Riegel

None

Sandra Elizabeth Taylor

None

Rhonda J. Parish

None